Exhibit 99.1

Aurora Cannabis Announces Fiscal 2026 First Quarter Results

NASDAQ | TSX: ACB

•	Expands YoY Global Medical Cannabis Net Revenue[1] by 37% to $64.8 million, while increasing International Medical Cannabis Net Revenue[1] by 85% to $37.1 million
•	Delivers Adjusted EBITDA[1] growth in excess of 200%, reaching $10.8 million
•	Generates Positive Free Cash Flow[1] of $9.2 million, representing significant YoY growth of 42%
•	Maintains Strong Balance Sheet with ~$186.0 million of Cash and Debt-Free Cannabis Business[2]

EDMONTON, AB, Aug. 6, 2025 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, today announced its financial and operational results for the first quarter 2026 period ending June 30, 2025.

"We delivered another strong quarter of sustained, profitable growth, driven by disciplined execution of our strategy. Global medical cannabis net revenue1 rose 37%, supported by 85% growth in international markets, most notably Germany and Poland, alongside growth in Canadian medical cannabis and record contributions from our plant propagation business.  These top-line gains were supported by more than 200% growth in adjusted EBITDA1, and 42% growth in positive free cash flow1," said Executive Chairman and Chief Executive Officer Miguel Martin.

"Our performance highlights the competitive distinction of our platform. International medical cannabis our highest-margin segment now accounts for 57% of our global medical cannabis net revenue¹.  Bevo, our plant propagation business, which diversifies our revenue streams beyond cannabis, added further momentum through seasonal strength and continued organic expansion. And for the second consecutive year, we expect to generate positive annual free cash flow¹, reinforcing our operational execution and differentiation from peers," concluded Mr. Martin.

__________________________
[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
[2] Aurora's only remaining debt is non-recourse debt of $59.8 million relating to Bevo Farms Ltd as detailed in the June 30, 2025 Financial Statements.

First Quarter 2026 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q1 2026 and Q1 2025 results and are in Canadian dollars)

Consolidated Revenue and Adjusted Gross Profit:
Total net revenue1 was $98.0 million, as compared to $83.4 million in the prior year period. The 17% increase from the prior year period was mainly due to 37% growth in our global medical cannabis business and 4% growth in our plant propagation business, slightly offset by lower quarterly revenue in our consumer cannabis business.

Consolidated adjusted gross margin before fair value adjustments1 was 52% in Q1 2026 and 42% in the prior year period. Adjusted gross profit before FV adjustments1 was $49.0 million in Q1 2026 compared to $34.6 million in the prior year period, an increase of 42%.

Medical Cannabis:
Medical cannabis net revenue1 was $64.8 million, a 37% increase from the prior year period, delivering 66% of Aurora's Q1 2026 consolidated net revenue1 and 91% of adjusted gross profit before fair value adjustments1.

The increase in medical cannabis net revenue1 of $17.6 million was primarily due to higher sales to Australia, Germany, Poland, and the UK, as well as increased revenue in Canada to insurance covered and self-paying patients.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue reached 69% for the three months ended June 30, 2025, compared to 67% in the prior year period. The adjusted gross margins before fair value adjustments improved through sustainable cost reductions, higher selling prices, and improved efficiency in production operations, including sourcing for Europe from Canada.

Consumer Cannabis:
Aurora's consumer cannabis net revenue1 was $7.9 million a 32% decrease compared to $11.5 million in the prior year period. The decrease was due to our continued decision to prioritize the supply of our GMP manufactured products to our high margin global medical cannabis business rather than the consumer business, which offers lower margins.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 33%, an increase from 20% compared to the prior year period. The increase from the prior year  period is primarily due to cost improvements resulting from spend efficiencies.

Plant Propagation:
Plant propagation net revenue1 was wholly comprised of the Bevo business, and contributed $23.9 million of net revenue1, a 4% increase compared to $23.1 million in the prior year period. The increase was a result of organic growth and expanded product offerings, both arising from increased capacity.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 6% for Q1 2026 and 18% for the prior year period. During the quarter, Bevo incurred costs of $1.6 million related to inventory write-offs caused by a non-recurring quality issue, as well as some surplus crops that were not sold. Excluding these costs, adjusted gross margin before fair value adjustments1 was 14% for the three months ended June 30, 2025.

Adjusted Selling, General and Administrative ("Adjusted SG&A"):
Adjusted SG&A1 was $37.4 million in Q1 2026, compared to $31.4 million in the prior year period. The increase compared to the prior year period relates to higher freight and logistics costs, notably from sales to Europe with the increase in sourcing from Canada and incremental costs following the acquisition of MedReleaf Australia.

Net Income (Loss):
Net loss from continuing operations for the three months ended June 30, 2025 was $19.4 million compared to a net income of $3.5 million for the prior year period. The increase in net loss from continuing operations of $22.8 million compared to the three months ended June 30, 2024 is comprised of a decrease in gross profit of $15.0 million, an increase in operating expenses of $4.3 million and a decrease in other income of $6.0 million.

Adjusted EBITDA:
Adjusted EBITDA1 increased 209% to $10.8 million for the three months ended June 30, 2025 compared to $3.5 million for the prior year period.

Fiscal Q2 2026 Expectations:
For Q2 2026, we expect to see consolidated net revenue1 increase year over year, driven primarily by 8% to 12% growth in our Global Medical Cannabis segment.

Plant propagation net revenue1 is expected perform in line with traditional seasonal trends, as 25% to 35% of revenues are normally earned in the second half of a calendar year.

Consolidated adjusted gross margins1 are expected to increase, driven primarily by 250 to 475 basis points growth in our cannabis business, with plant propagation adjusted gross margins1 expected to mostly perform in line with historical trends. Improvements in our adjusted gross margins1 and higher global medical cannabis revenue, should lead to continued strong positive adjusted EBITDA1.

While free cash flow1 is expected to be positive on an annual basis for the second consecutive year, there will be several significant cash outflows, in line with historical trends, that will impact free cash flow1 results in Q2 2026.

Key Quarterly Financial Results

($ thousands, except Operational Results)	Three months ended
	June 30, 2025	March 31, 2025(4)	$ Change	% Change	June 30, 2024(3)	$ Change	% Change
Financial Results
Net revenue (1a)	$98,023	$90,538	$7,485	8%	$83,435	$14,588	17%
Medical cannabis net revenue (1a)	$64,768	$67,776	($3,008)	(4%)	$47,201	$17,567	37%
Consumer cannabis net revenue (1a)	$7,875	$8,166	($291)	(4%)	$11,533	($3,658)	(32%)
Plant propagation revenue	$23,947	$13,770	$10,177	74%	$23,081	$866	4%
Adjusted gross margin before FV adjustments on total net revenue (1b)	52%	62%	N/A	(10%)	42%	N/A	10%
Adjusted gross margin before FV adjustments on total cannabis net revenue (1b)	64%	65%	N/A	(1%)	51%	N/A	13%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (1b)	69%	70%	N/A	(1%)	67%	N/A	2%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (1b)	33%	27%	N/A	6%	20%	N/A	13%
Adjusted gross margin before FV adjustments on plant propagation net revenue (1b)	6%	37%	N/A	(31%)	18%	N/A	(12%)
Adjusted SG&A expense(1d)	$37,353	$36,687	$666	2%	$31,396	$5,957	19%
Adjusted EBITDA (1c)	$10,827	$16,678	($5,851)	(35%)	$3,502	$7,325	209%
Free cash flow (1e)	$9,228	$2,495	$6,733	270%	$6,490	$2,738	42%

Balance Sheet
Working capital (1f)	$308,416	$367,465	($59,049)	(16%)	$320,934	($12,518)	(4%)
Cannabis inventory and biological assets (2)	$195,620	$193,980	$1,640	1%	$171,568	$24,052	14%
Total assets	$837,839	$852,666	($14,827)	(2%)	$837,288	$551	0%

(1)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of our management's discussion and analysis the first quarter 2026 period ending June 30, 2025 (the "Q1 MD&A"). Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a. Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b. Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
c. Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
d. Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
e. Refer to the "Liquidity and Capital Resources" section for a reconciliation to the IFRS equivalent.
f. "Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
(2)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(3)	Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.
(4)	In connection with the audit of our Financial Statements for the year ended March 31, 2025(the "Annual Financial Statements"), the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the "Historical Quarterly Results" section of our management's discussion and analysis the year ended March 31, 2025 (the "Annual MD&A").

Conference Call

Aurora will host a conference call today, Wednesday, August 6, 2025, to discuss these results. Miguel Martin, Chief Executive Officer, and Simona King, Chief Financial Officer, will host the call starting at 8:00 a.m. Eastern time | 6:00 a.m. Mountain Time. A question and answer session will follow management's presentation.

DATE:	Wednesday, August 6, 2025
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to: statements regarding the Company's Q1 fiscal 2026 results; statements under the heading "Fiscal Q2 2026 Expectations", including, but not limited to those related to consolidated net revenue growth, expectations for consolidated adjusted gross margins, positive adjusted EBITDA and free cash flow in Q2 and on an annual basis; statements regarding the Company's operational execution and differentiation from peers; and statements regarding the Company's conference call to discuss results

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of current or potential new increased tariffs imposed on goods imported from Canada into the United States; and any existing or potential retaliatory tariffs; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025  (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the FY26 Q1 MD&A is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the U.S. Securities and Exchange Commission's (the "SEC") EDGAR website at www.sec.gov.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Three months ended
	June 30, 2025	March 31, 2025	June 30, 2024
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	27,674	26,751	27,117
International medical cannabis net revenue	37,094	41,025	20,084
Total medical cannabis net revenue	64,768	67,776	47,201

Consumer cannabis net revenue(1)
Consumer cannabis net revenue(1)	7,875	8,166	11,533

Wholesale bulk cannabis net revenue(1)
Wholesale bulk cannabis net revenue(1)	1,433	826	1,620

Total cannabis net revenue(1)	74,076	76,768	60,354

Plant propagation revenue	23,947	13,770	23,081

Total net revenue(1)	98,023	90,538	83,435

(1)	Net revenue is a Non-GAAP Measure and is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q1 MD&A. Refer to the "Cost of Sales and Gross Margin" section of the FY26 Q1 MD&A for a reconciliation to IFRS equivalent.

Adjusted EBITDA

The following is the Company's adjusted EBITDA:

($ thousands)	Three months ended
	June 30, 2025	March 31, 2025	June 30, 2024(4)
Net income (loss) from continuing operations	(19,381)	(17,232)	3,450
Income tax expense (recovery)	(3)	3,693	2,368
Other income (expense)	(838)	(10,490)	(6,799)
Share-based compensation	2,186	3,786	3,019
Depreciation and amortization	5,566	6,322	6,738
Business development costs	361	624	1,001
Inventory and biological assets fair value and impairment adjustments	13,929	22,225	(12,348)
Business transformation costs(1)	6,141	5,983	4,610
Non-recurring items(2)	2,866	1,767	1,463
Adjusted EBITDA(3)	10,827	16,678	3,502

(1)	Business transformation costs include costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, and costs associated with the retention of certain medical aggregators. Some prior period amounts have been adjusted for changes in presentation.
(2)	Non-recurring items includes inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(3)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.
(4)	In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the "Historical Quarterly Results" section of the Annual MD&A.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended
	June 30, 2025	March 31, 2025	June 30, 2024(2)
General and administration	28,628	28,552	22,753
Sales and marketing	14,455	15,459	14,024
Business transformation costs	(5,491)	(5,837)	(5,097)
Non-recurring costs	(239)	(1,487)	(284)
Adjusted SG&A (1)	37,353	36,687	31,396

(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q1 MD&A.
(2)	In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the "Historical Quarterly Results" section of the Annual MD&A.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

($ thousands)	Three months ended
	June 30, 2025	March 31, 2025	June 30, 2024(3)
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	(2,410)	(2,928)	(3,680)
Changes in non-cash working capital	12,545	6,947	12,540
Net cash provided by (used in) operating activities from continuing operations	10,135	4,019	8,860
Less: maintenance capital expenditures(1)	(907)	(1,524)	(2,370)
Free cash flow(2)	9,228	2,495	6,490

(1)	Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)	Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q1 MD&A.
(3)	Certain previously reported amounts have been adjusted for a reclassification of restricted cash to cash and cash equivalents as at March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. Refer to the "Historical Quarterly Results" section of the Annual MD&A.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended
	June 30, 2025	March 31, 2025	June 30, 2024
Total current assets	465,301	478,328	437,737
Total current liabilities	(156,885)	(110,863)	(116,803)
Working capital	308,416	367,465	320,934

View original content to download multimedia:https://www.prnewswire.com/news-releases/aurora-cannabis-announces-fiscal-2026-first-quarter-results-302522687.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2025/06/c6726.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com, For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 06-AUG-25